UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Card Activation Technologies, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

14139L 10 8
(CUSIP Number)

John A. Granda, Esq.
Stinson Morrison Hecker LLP
1201 Walnut St., Suite 2900
Kansas City, Missouri, 64106
816-842-8600
(Name, Address and Telephone number of Person
Authorized to Receive Notices and Communications)

April 24, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13f-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14139L 10 8

Item 1.	Name of Reporting Person: MedCom USA, Incorporated ("MedCom")

Item 2.	Check the Appropriate Box if a Member of a Group:	(a) ☐
(b) ☒
Item 3.	SEC Use Only

Item 4.	Source of Funds	N/A

Item 5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	N/A

Item 6.	Citizenship or Place of Organization:	Delaware
6.
Number of Shares Beneficially Owned by each Reporting Persons with

Item 7.	Sole Voting Power	52,400,000*
Item 8.	Shared Voting Power	0*
Item 9.	Sole Dispositive Power	52,400,000*
Item 10.	Shared Dispositive Power	0*

Item 11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	92,118,746*

Item 12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

Item 13.	Percent of Class Represented by Amount in Row (11):	52.47%

Item 14.	Type of Reporting Person:	CO

 * Mr. Kite and Mr. Williams are the two members of the board of directors of MedCom USA, Incorporated, and thus may be deemed to share voting and investment power over those  shares and thus indirectly to beneficially own the 52,400,000 shares of the Issuer’s outstanding common stock held by MedCom.  Mr. Kite holds an irrevocable proxy to vote certain shares beneficially owned by Mr. Williams including (i) 20,196,862 shares held directly by American Nortel Communications, Inc., (ii) 7,481,384 shares held directly by Wilcom, Inc., (iii) 2,586,500 shares held directly by the Williams Family Trust, and (iv) 200,000 shares held directly by Mr. Williams' spouse. Mr. Philip Wyatt beneficially owns 9,254,000 shares, or approximately 5.3%, of the Issuer’s outstanding common stock.  MedCom, Mr. Kite and Mr. Wyatt have agreed to vote in favor of, and have executed a written consent in their capacities as stockholders of the Issuer to effect, the removal of Michael De La Garza from the Issuer’s board of directors.  MedCom, Mr. Kite, Mr. Williams and Mr. Wyatt may be members of a group with respect to the action taken by the written consent pursuant to Rule 13d-5, but each of the reporting persons disclaims beneficial  ownership of the securities of all other persons in that group pursuant to Rule 13d-4.

Item 1.	Name of Reporting Person: Robert H. Kite

Item 2.	Check the Appropriate Box if a Member of a Group:	(a) ☐
(b) ☒
Item 3.	SEC Use Only

Item 4.	Source of Funds	N/A

Item 5.	Check if Disclosure of Legal Proceedings is Required Pursuant to tems 2(d) or 2(e):	N/A

Item 6.	Citizenship or Place of Organization:	United States
6.
Number of Shares Beneficially Owned by each Reporting Persons with

Item 7.	Sole Voting Power	30,464,746*
Item 8.	Shared Voting Power	52,400,000*
Item 9.	Sole Dispositive Power	0*
Item 10.	Shared Dispositive Power	52,400,000*

Item 11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	92,118,746

Item 12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

Item 13.	Percent of Class Represented by Amount in Row (11):	52.47%

Item 14.	Type of Reporting Person:	IN

 * Mr. Kite and Mr. Williams are the two members of the board of directors of MedCom USA, Incorporated, and thus may be deemed to share voting and investment power over those  shares and thus indirectly to beneficially own the 52,400,000 shares of the Issuer’s outstanding common stock held by MedCom.  Mr. Kite holds an irrevocable proxy to vote certain shares beneficially owned by Mr. Williams including (i) 20,196,862 shares held directly by American Nortel Communications, Inc., (ii) 7,481,384 shares held directly by Wilcom, Inc., (iii) 2,586,500 shares held directly by the Williams Family Trust, and (iv) 200,000 shares held directly by Mr. Williams' spouse. Mr. Philip Wyatt beneficially owns 9,254,000 shares, or approximately 5.3%, of the Issuer’s outstanding common stock.  MedCom, Mr. Kite and Mr. Wyatt have agreed to vote in favor of, and have executed a written consent in their capacities as stockholders of the Issuer to effect, the removal of Michael De La Garza from the Issuer’s board of directors.  MedCom, Mr. Kite, Mr. Williams and Mr. Wyatt may be members of a group with respect to the action taken by the written consent pursuant to Rule 13d-5, but each of the reporting persons disclaims beneficial  ownership of the securities of all other persons in that group pursuant to Rule 13d-4.

Item 1.	Name of Reporting Person: William Williams

Item 2.	Check the Appropriate Box if a Member of a Group:	(a) ☐
(b) ☒
Item 3.	SEC Use Only

Item 4.	Source of Funds	N/A

Item 5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	N/A

Item 6.	Citizenship or Place of Organization:	United States
6.
Number of Shares Beneficially Owned by each Reporting Persons with

Item 7.	Sole Voting Power	0*
Item 8.	Shared Voting Power	52,400,000*
Item 9.	Sole Dispositive Power	30,464,746*
Item 10.	Shared Dispositive Power	52,400,000*

Item 11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	92,118,746*

Item 12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

Item 13.	Percent of Class Represented by Amount in Row (11):	52.47%

Item 14.	Type of Reporting Person:	IN

 * Mr. Kite and Mr. Williams are the two members of the board of directors of MedCom USA, Incorporated, and thus may be deemed to share voting and investment power over those  shares and thus indirectly to beneficially own the 52,400,000 shares of the Issuer’s outstanding common stock held by MedCom.  Mr. Kite holds an irrevocable proxy to vote certain shares beneficially owned by Mr. Williams including (i) 20,196,862 shares held directly by American Nortel Communications, Inc., (ii) 7,481,384 shares held directly by Wilcom, Inc., (iii) 2,586,500 shares held directly by the Williams Family Trust, and (iv) 200,000 shares held directly by Mr. Williams' spouse. Mr. Philip Wyatt beneficially owns 9,254,000 shares, or approximately 5.3%, of the Issuer’s outstanding common stock.  MedCom, Mr. Kite and Mr. Wyatt have agreed to vote in favor of, and have executed a written consent in their capacities as stockholders of the Issuer to effect, the removal of Michael De La Garza from the Issuer’s board of directors.  MedCom, Mr. Kite, Mr. Williams and Mr. Wyatt may be members of a group with respect to the action taken by the written consent pursuant to Rule 13d-5, but each of the reporting persons disclaims beneficial  ownership of the securities of all other persons in that group pursuant to Rule 13d-4.

Item 1.	Name of Reporting Person: Philip Wyatt

Item 2.	Check the Appropriate Box if a Member of a Group:		(a) ☐
			(b) ☒
Item 3.	SEC Use Only

Item 4.	Source of Funds		N/A

Item 5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		N/A

Item 6.	Citizenship or Place of Organization:		United States
6.
Number of Shares Beneficially Owned by each Reporting Persons with

Item 7.	7.	Sole Voting Power	4,779,000*
Item 8.	8.	Shared Voting Power	4,475,000*
Item 9.	9.	Sole Dispositive Power	4,779,000*
Item 10.	1.	Shared Dispositive Power	4,475,000*

Item 11.	Aggregate Amount Beneficially Owned by Each Reporting Person:		92,118,746*

Item 12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:		N/A

Item 13.	Percent of Class Represented by Amount in Row (11):		52.47%

Item 14.	Type of Reporting Person:		IN

 *Mr. Kite and Mr. Williams are the two members of the board of directors of MedCom USA, Incorporated, and thus may be deemed to share voting and investment power over those  shares and thus indirectly to beneficially own the 52,400,000 shares of the Issuer’s outstanding common stock held by MedCom.  Mr. Kite holds an irrevocable proxy to vote certain shares beneficially owned by Mr. Williams including (i) 20,196,862 shares held directly by American Nortel Communications, Inc., (ii) 7,481,384 shares held directly by Wilcom, Inc., (iii) 2,586,500 shares held directly by the Williams Family Trust, and (iv) 200,000 shares held directly by Mr. Williams' spouse. Mr. Wyatt beneficially owns 9,254,000 shares, or approximately 5.3%, of the Issuer’s outstanding common stock.  Of the 9,254,000 shares Mr. Wyatt beneficially owns, 2,770,000 shares are owned directly by Mr. Wyatt, 3,200,000 shares are jointly owned by Mr. Wyatt and his spouse, 1,275,000 shares are directly owned by Mr. Wyatt's spouse, 1,094,000 shares are owned by trusts established for the benefit of Mr. Wyatt's minor children, and 915,000 shares are owned by a defined benefit plan established for Mr. Wyatt's company.   MedCom, Mr. Kite and Mr. Wyatt have agreed to vote in favor of, and have executed a written consent in their capacities as stockholders of the Issuer to effect, the removal of Michael De La Garza from the Issuer’s board of directors.  MedCom, Mr. Kite, Mr. Williams and Mr. Wyatt may be members of a group with respect to the action taken by the written consent pursuant to Rule 13d-5, but each of the reporting persons disclaims beneficial  ownership of the securities of all other persons in that group pursuant to Rule 13d-4.

Item 1.	Security and Issuer:	Common Stock, par value $0.001 per share

Card Activation Technologies, Inc.

	Address:	Suite 140 7303 E. Earll Dr. Scottsdale, AZ 85251

Item 2.	Identity and Background:

I.
MedCom USA, Incorporated

	Address:	Suite 140 7303 E. Earll Dr. Scottsdale, AZ 85251

Set forth on Schedule A attached hereto is the following information for each officer, director, and controlling shareholder of MedCom USA, Incorporated.:

(a)	The name of each executive officer, director and controlling shareholder of MedCom USA, Incorporated;

(b)	The residence or business address of each executive officer, director and controlling shareholder;

(c)	The present principal occupation or employment of each executive officer and director;

(d)	The name, principal business address of any corporation or other organization where such employment is conducted, in each case, as of the date hereof;

(e)
Whether or not, during the last five (5) years, such person has been convicted in a criminal proceeding (excluding traffic violations or semi-misdemeanors) and, if so, the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

(f)
Whether or not, during the last five (5) years, such person was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, the decree or final order joining violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with any respect to such law; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

(g)	The citizenship of each executive officer, director and controlling shareholder of MedCom USA, Incorporated.

Principal business	MedCom USA, Incorporated provides point-of-sale terminal or web portal electronic transaction processing and insurance eligibility verification for health care providers.

MedCom USA, Incorporated has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

MedCom USA, Incorporated has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship:	Organized as a Delaware corporation

II.		Robert H. Kite

	Address:	Suite 140 7303 E. Earll Dr. Scottsdale, AZ 85251

Occupation:
Mr. Kite is Chairman of the Board of the Issuer, and is Chairman of the Board of MedCom USA, Inc.  Since 1981, Mr. Kite has been President and COO of Kite Family Co., Inc. and the Managing General Partner of KFT LLLP, a family owned company whose assets and operations include, but are not limited to, commercial and industrial buildings, land holdings, stocks, bonds, commodities, MRI clinics, and hotel and retail development.

Mr. Kite has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Kite has not, during the last five years, been  party  to a civil  proceeding  of a  judicial  or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	Citizenship:	United States

III.		William Williams

	Address:	Suite 140 7303 E. Earll Dr. Scottsdale, AZ 85251

Occupations:
Mr. Williams served as the Chairman and Chief Executive Officer of the Issuer from August 2006 until January 2009. Mr. Williams held the same positions with MedCom USA from August 2001 until January 2009. Mr. Williams serves as a director of MedCom USA. He is also currently Chief Executive Officer and Chairman of the Board for American Nortel Communications, Inc., which is in the business of long-distance telephone service domestically, as well as internationally.

Mr. Williams has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Williams has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship:	United States

IV.		Philip Wyatt

	Addresses:	c/o Medical Associates Network 801 N. Brand Boulevard Glendale, CA 91203

Occupations:
The design, development and distribution of disposable medical devices.
Mr. Wyatt has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Wyatt has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	Citizenship:	United States

Item 3.	Source and Amount of Funds or Other Consideration:

MedCom USA, Incorporated completed a partial spin-off of the Issuer in 2007.  Mr. Williams was the sole director and an executive officer of MedCom at the time of the spin-off transaction, and was the controlling stockholder of MedCom USA at the time of the spin-off.  Mr. Kite holds proxies to vote certain shares beneficially owned by Mr. Williams (except for the shares owned by MedCom USA, which Mr. Kite and Mr. Williams may be considered to beneficially own because they serve as the directors of MedCom).  Mr. Kite received with the proxies an option to purchase the shares covered by the proxies, at a price significantly out of the money at the time the proxy was executed and as of the date of this filing.  Mr. Kite requested the proxies from Mr. Williams to, among other things, effect the removal of Michael De La Garza from the Issuer’s board of directors.

Item 4.	Purpose of Transaction:

Each of the reporting executed a written consent of the stockholders of the Issuer in order to remove Mr. Michael De La Garza from the Issuer’s board of directors.  Mr. Kite is presently the sole director of the Issuer.  He intends to appoint an additional director or additional directors to the Issuer’s board of directors.

Item 5.	Interest in Securities of the Issuer:	See Item 11 of Cover Page for each reporting person

(a) and (b)

Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote:	See Item 7 of Cover Page for each reporting person
(ii)	Shared power to vote or direct the vote:	See Item 8 of Cover Page for each reporting person
(iii)	Sole power to dispose or to direct the disposition of:	See Item 9 of Cover Page for each reporting person
(iv)	Shared power to dispose or to direct the disposition of:	See Item 10 of Cover Page for each reporting person

	Aggregate Amount Beneficially Owned by Each Reporting Person:	See Item 11 of Cover Page for each reporting person
	Percent of Class Beneficially Owned	See Item 13 of Cover Page for each reporting person

(c)  Mr. Wyatt purchased the following shares of the Issuer in the 60 days preceding the date of this Schedule 13D:

Transaction Date	Shares or Units Purchased (Sold)	Average Price per Share or Unit	Where and how Transaction Effected
6/8/09	20,000	$.05	Open market purchases
7/9/09	37,500	$.066	Open market purchases
7/10/09	111,500	$.082	Open market purchases
7/23/09	70,000	$.093	Open market purchases
7/24/09	105,000	$.106	Open market purchases

(d)  The 30,464,746 shares for which Mr. Williams is reported to have sole dispositive power are held of record by American Nortel Communications, Inc., Wilcom, Inc., the Williams Family Trust,  and Mr. Williams' spouse, and accordingly each of these record owners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, those 30,464,746 shares.  Except as described above, no person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group. for shares held of record

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Mr. Kite holds irrevocable proxies to vote the shares beneficially owned by Mr. Williams (except for the shares owned by MedCom USA, which Mr. Kite and Mr. Williams may be considered to share voting and investment power and thus may indirectly beneficially own because they serve as the directors of MedCom).  Mr. Kite received with the proxies options to purchase the shares covered by the proxies at a price significantly out of the money at the time the proxy was executed and as of the date of this filing Mr. Kite holds proxies to vote certain shares beneficially owned by Mr. Williams (except for the shares owned by MedCom USA, which Mr. Kite and Mr. Williams may be considered to beneficially own because they serve as the directors of MedCom).  Mr. Kite received the proxies, coupled with an interest, an option to purchase the shares covered by the proxies, at a price significantly out of the money at the time the proxy was executed and as of the date of this filing.  Mr. Kite requested the proxies from Mr. Williams to, among other things, effect the removal of Michael De La Garza from the Issuer’s board of directors.

In March 2009, Mr. Kite, together with certain other stockholders and with MedCom, brought an action in Arizona state court requesting, among other things, a judicial determination that Mr. De La Garza was not properly elected as a director of MedCom or appointed as president of MedCom.  The Arizona state court has granted preliminary equitable relief requiring, among other things, Mr. De La Garza to cease holding himself out to be an officer or director of MedCom. The action remains pending in Arizona state court.  Subsequent to the initiation of that action, Mr. De La Garza caused the Issuer to become adverse to MedCom in an involuntary bankruptcy proceeding pending against MedCom initiated without approval of the board of directors of the Issuer.

The reporting persons executed a written consent of the stockholders of the Issuer in order to remove Mr. Michael De La Garza from the Issuer’s board of directors.  The reporting party stockholders acted to remove Mr. De La Garza primarily because they believed Mr. De La Garza was not acting in the best interests of the Issuer and all of its stockholders, but was instead using his positions to pursue his own personal interests.

Item 7.	Material to be Filed as Exhibits:

Exhibit A:  Joint Filing Agreement dated August 6, 2009, among MedCom, Mr. Kite, Mr. Williams, and Mr. Wyatt.

Exhibit B:   Form of Irrevocable Proxy given to Mr. Kite for shares held of record by American Nortel Communications, Inc., Wilcom, Inc., the Williams Family Trust,  and Mr. Williams' spouse.

Exhibit C    Form of Option granted to Mr. Kite for shares held of record by American Nortel Communications, Inc., Wilcom, Inc., the Williams Family Trust,  and Mr. Williams' spouse

SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MedCom USA, Incorporated

	By:	/s/ Robert H. Kite
Dated: August 6, 2009		Robert H. Kite Chairman of the Board

	By:	/s/ Robert H. Kite
Dated: August 6, 2009		Robert H. Kite

	By:	/s/ William Williams
Dated: August 6, 2009		William Williams

	By:	/s/ Philip Wyatt
Dated: August 6, 2009		Philip Wyatt

SCHEDULE A
MEDCOM USA, INCORPORATED EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING SHAREHOLDERS

The following is a list of each executive officer, director and controlling shareholders of MedCom USA, Incorporated (except that this list does not include Robert H. Kite and William Williams, for whom information is provided elsewhere in this filing).

Name & Address	Business Information	Citizenship or Place of Organization
William Bednarski	President, MedCom USA, Incorporated	U.S.A.

During the last five years, Mr. Bednarski has not been convicted in a criminal proceeding (excluding traffic violations or semi-misdemeanors) or had a decree or final order entered against him with respect to federal or state securities laws.  Mr. Bednarski's business address is Suite 140, 7303 East Earll Drive, Scottsdale, AZ 85251.

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Card Activation Technologies, Inc., and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  August 6, 2009

MedCom, USA, Incorporated

By:	/s/ Robert H. Kite
Robert H. Kite Chairman of the Board

By:	/s/ Robert H. Kite
Robert H. Kite

By:	/s/ William Williams
William Williams

By:	/s/ Philip Wyatt
Philip Wyatt

Exhibit B

FORM OF IRREVOCABLE PROXY COUPLED WITH AN INTEREST

The undersigned hereby irrevocably appoint(s) Robert Kite as the proxy of the undersigned and hereby grant(s) to Robert Kite this irrevocable proxy coupled with an interest pursuant to the provisions of Section 212(e) of the Delaware General Corporation Law with respect to all of the shares (the "Shares") of the common stock, $0.0001 par value (the "Common Stock"), of Card Activation Technologies, Inc., a Delaware corporation (the "Company"), that the undersigned own(s), either of record or beneficially, with all power and authority to vote and to execute and deliver written consents as to any and all such Shares with respect to all matters as to which stockholders of the Company are entitled or permitted to vote or consent, including, without limitation, the election or removal of directors of the Company, in each case, in the name and on behalf of the undersigned, and in such manner as Robert Kite may determine in his sole and unlimited discretion, at any meeting of stockholders of the Company (irrespective of whether the undersigned is present), or with respect to such action permitted to be taken by stockholders of the Company pursuant to written consent.

The proxy granted hereby is intended to reach all shares owned by the undersigned, whether beneficially or of record.  The undersigned hereby directs Robert Kite to take such action as may be necessary to act in the capacity granted hereunder on the undersigned’s behalf for all shares owned by the undersigned, whether of record or beneficially, and the undersigned hereby consents to and directs the granting of a proxy to Robert Kite by any nominee holding shares as the record owner of shares on behalf of the undersigned.

This proxy constitutes the valid and effective proxy of the undersigned in respect of the Shares; revokes any proxy or proxies heretofore given by the undersigned in respect of any of the Shares; and is coupled with an interest in the Shares in connection with the undersigned’s obligations under that certain Option granted on the date hereof to Robert Kite by the undersigned.

This proxy shall remain in full force and effect and is and shall be irrevocable until the earlier of (i) March 10, 2010; (ii)  the death of Robert Kite; or (iii) termination of this proxy by Robert Kite, in his absolute and unlimited discretion, as evidenced by an instrument signed by Robert Kite and delivered to the Company and the undersigned.

Dated:  March 10, 2009.

By:
Name (print):
Title:

Exhibit C

FORM OF OPTION

1.           ___________ ("___________") hereby grants to Robert Kite ("Kite") an option (the "Option") to purchase any or all, of the shares of common stock of Card Activation Technologies, Inc. (the "Company") owned beneficially or of record by ___________ on such date, at an exercise price of $10.00 per share, which Option may be exercised at any time after March 10, 2009 (the "Grant Date") but before March 10, 2010.

2.           The exercise price and the number of shares with respect to such exercise price is payable shall be proportionately adjusted to reflect any stock dividend, stock split, combination or reclassification of the Company's outstanding shares of common stock occurring after the Grant Date and before March 10, 2010.

3.           The closing of the purchase of the shares subject to this Option (the "Closing") shall occur on a date that is mutually agreed upon by the parties which is not more than three business days after Kite delivers written notice to ___________ that he is exercising this Option in accordance with its terms (the "Closing Date").  At the Closing, Kite shall pay the entire amount of the exercise price of the Option in cash or certified funds or cashier's check, in each case, in U.S. dollars.

By:
Name (print):
Title: